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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)*


                               Denny's Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    24869P104
                                -----------------
                                 (CUSIP Number)


                                February 13, 2004
                                -----------------
                  (Date of Event which Requires Filing of this
                                   Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

                                   Page 1 of 5

------------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 24869P104                                            Page 2 of 5 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III             ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|

                                                                         (b) |_|
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER
           NUMBER OF                     1,238,127
            SHARES               -----------------------------------------------
         BENEFICIALLY            6       SHARED VOTING POWER
           OWNED BY                      1,023,916
             EACH                -----------------------------------------------
           REPORTING             7       SOLE DISPOSITIVE POWER
            PERSON                       1,238,127
             WITH                -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER
                                         1,023,916
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,262,043
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES |_|
            SHARES*
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.6%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of  5


Item 1(a).   Name of Issuer:                                                       Denny's Corporation

Item 1(b).   Address of Issuers's Principal Executive Offices:                     203 East Main Street
                                                                                   Spartanburg, South Carolina 29319-9966

Item 2(a).   Name of Person Filing:                                                Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:          4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship:                                                          U.S.A.

Item 2(d).   Title of Class of Securities:                                         Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:                                                         24869P104

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable, this statement is filed pursuant to Rule 13d-1(c).


Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 1,023,916 of the reported securities as an investment advisor to the trustee of certain family trusts. The reporting person has sole dispositive and voting power with respect to 1,238,127 of the reported securities as (a) an individual, (b) the manager of a limited liability company that is the general partner of certain limited partnerships, (c) the trustee to certain family trusts, (d) as the custodian to certain accounts established under the Florida Uniform Gift to Minors Act (e) the manager of a certain limited liability company, and (f) the trustee to certain generation skipping trusts.

        (a)   2,262,043

        (b)   5.6%

        (c)   (i)   sole voting power:            1,238,127

              (ii)  shared voting power:          1,023,916

              (iii) sole dispositive power:       1,238,127

              (iv)  shared dispositive power:     1,023,916


Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not Applicable.

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                                                                     Page 4 of 5

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.


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                                                                     Page 5 of 5

Item 10. CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 19, 2004                        /s/ Lloyd I. Miller, III
                                                ------------------------
                                                Lloyd I. Miller, III